SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 21, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated August 21, 2009, the Company reported that its Board of Directors approved the issuance of the First Series, Class I and Class II Notes (the “First Series”) for a global amount up to Ps. 50.000.000 to be issued under the Global Note Program for a principal amount up to U$S 50.000.000 of the Company, approved by the Shareholders’ General Meeting held October 31, 2006, and by the Company’s Board of Directors on July 3, 2009, and authorized by the Argentine Securities Commission (“CNV”) by means of Resolution Nº15,972 dated September 4, 2008 and by Resolution Nº183,271 of the Subgerencia Técinica de Valores Negociables of Bolsa de Comercio de Buenos Aires (“BCBA”), dated July 16, 2009.

The issuance of the First Series is subject to the approval of the CNV and BCBA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 21, 2009.